UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.

Commission File Number 002-39822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(K) PLAN
(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2010 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2010 and 2009, and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

Table of Contents

FINANCIAL STATEMENTS AND EXHIBIT

Report of Independent Registered Public Accounting firm	Page 1

(a)  FINANCIAL STATEMENTS

Financial Statements As of and for the Years Ended December 31, 2010 and 2009

Statements of Net Assets Available for Benefits	Page 2

Statement of Changes in Net Assets Available for Benefits	Page 3

Notes to Financial Statements	Page 4

Supplemental Schedule*

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2010	Page 15

Signature

(b) EXHIBITS

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

*       All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Equifax Inc. Group Plans Administrative Committee
Equifax Inc. 401(k) Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for plan benefits of the Equifax Inc. 401(k) Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard
Atlanta, GA
June 8, 2011

EQUIFAX INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009

Assets
Investments, at fair value	$313,842,926	$262,481,579
Participant loans	6,598,439	5,869,943
Participant contributions receivable	66,330	65,431
Company contributions receivable	14,184,953	14,176,985
Net assets reflecting all investments at fair value	334,692,648	282,593,938

Adjustment From Fair Value to Contract Value for
Fully Benefit-Responsive Investment Contracts	(108,126)	256,730

Net Assets Available for Plan Benefits	$334,584,522	$282,850,668

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2010

Contributions:
Employer	$14,195,345
Participant	21,787,571
Rollovers	1,520,529
37,503,445

Investment Income:
Interest and dividend income	4,993,148
Net appreciation in fair value of investments	34,255,287
39,248,435

Interest Income on Participant Loans	318,099

Expenses:
Administrative and other expenses	(76,170)
Benefits paid to participants	(28,954,556)
(29,030,726)

Increase in Net Assets	48,039,253

Transfers In	3,694,601

Net Assets Available for Plan
Benefits at Beginning of Year	282,850,668

Net Assets Available for Plan
Benefits at End of Year	$334,584,522

The accompanying notes are an integral part of these financial statements.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for a complete description of the Plan’s provisions.  In case of any discrepancy between the summary plan document and the Plan document, the Plan document will govern.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All U.S. salaried employees of the participating companies of Equifax Inc. and its subsidiaries (“Equifax” or the "Company") are eligible to participate in the Plan immediately upon employment.

On October 28, 2009, Equifax Inc. acquired IXI Corporation.  Effective May 12, 2010, IXI Corporation 401(k) Plan (“IXI Plan”) was merged with Equifax’s Plan and approximately $3,700,000 in assets were transferred into the Plan.

Contributions

Each participant may make contributions from 1% to 30% of his/her eligible compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax and/or an after-tax basis, subject to certain limits. In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

Effective for the 2009 Plan year, Equifax Inc. changed the Company matching formula to 100% of the first 4% the employee contributes unless the employee is grandfathered into the Equifax Inc. Pension Plan. If the employee is grandfathered into the Equifax Inc. Pension Plan, the Company match is 50% on the first 6%.

A Direct Company Contribution was also added to the Plan effective for the 2009 Plan year for non-grandfathered employees. The direct contribution ranges from 1.5% to 4.0% of eligible compensation based upon the employee’s credited years of service with the Company.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Matching contributions are invested according to Company match investment elections or the participant pre-tax investment elections.  If no investment elections are on file, matching contributions are invested into the Fidelity Freedom Funds based on the ages of the affected participants.  Matching of after-tax contributions is net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. Pension Plan for a Plan year, are deductible under the Internal Revenue Code of 1986, as amended, (the "IRC") or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

Participants' accounts (including all Company match and employee contributions and earnings thereon) are at all times vested with such participants. The Direct Company Contribution is subject to a three year “cliff” vesting schedule based upon credited years of service when the employee terminates employment.

Administration

The trustee of the Plan is Fidelity Management Trust Company ("Trustee" or "Fidelity"). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company's Board of Directors and oversees the Plan's assets and operations.

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as one collective trust. In addition, the participants may elect to invest their contributions in Equifax Inc. common stock through a unitized fund, the Equifax Stock Fund, which includes an investment in a money market fund for liquidity purposes. However, a participant could make transfers out of this fund into one of the other available Plan investment options at any time.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant's account are permitted only on the basis of financial hardship. Once participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals. Once a participant's employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant's account balance. This lump-sum distribution is payable in cash.  Participants may elect to receive all or any portion of the amount credited to their Equifax Stock Fund in shares of Equifax Inc. Common Stock.

If a participant's account balance is less than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A voluntary lump sum distribution option is available to the participant for balances over $1,000 but less than $5,000.

The after-tax portion of a participant's account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's net earnings or losses, Company contributions, and the participant's contributions. Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

Participant Loans

The Plan permits loans to be made to participants which are secured by balances in the participant's account. Participants are permitted to have two loans outstanding at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant's account balance but not exceeding $50,000 in the aggregate. Loans are generally repaid through payroll deductions with a five year maximum limit, except for loans for purchases of a principal residence which may have terms up to 15 years. Interest rates are set at the date of the loan at the prime rate plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and these amounts and related investment income will be distributed to participants as soon as administratively feasible as required by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

Reclassifications

Certain amounts in the December 31, 2009 financial statements have been reclassified to conform with the current year presentation.

New Accounting Pronouncements

The Plan adopted Accounting Standards Update (“ASU”) 2010-06, Improving Disclosure about Fair Value Measurements, which when adopted did not have any impact on the Plan’s financial statements. The adoption of this statement did not change the underlying account; rather, it requires new fair value measurement classification disclosures and clarifies existing disclosures.

The Plan adopted ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which when adopted did not have any impact on the Plan’s financial statements. The adoption of this statement did not change the underlying accounting; rather, it requires a reclassification of participant loans on the Statement of Net Assets Available for Plan Benefits.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income (Loss) Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

  Mutual Funds

Mutual funds represent investments with various investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2010 and 2009.  It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

  Collective Trust Fund

The Managed Income Portfolio is a common collective trust fund that is valued at the net asset value based on the last reported sales price of the underlying investments held. The Plan's interest in the collective trust is based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. As required, the statements of net assets available for plan benefits as of December 31, 2010 and 2009 present the fair value of the investment contracts with a separate line item to adjust from fair value to contract value. The contracts are fully benefit-responsive.

  Equifax Stock Fund

The Equifax Stock Fund (“Company stock fund”) is a unitized fund which includes Equifax Inc. common stock and an investment in an interest-bearing cash account for liquidity purposes.  The total value of the Fund at any point in time is equal to the total market value of the common stock in the Fund plus the amount of cash.  Each unit represents the ownership of both common shares and a small amount of cash.

  Equifax Inc. Common Stock

Equifax Inc. common stock is valued at the quoted market prices as obtained from the New York Stock Exchange.  Securities transactions are accounted for on the trade date.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income (Loss) Recognition (Continued)

  Cash and Short-Term Investments

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest.

  Money Market Mutual Funds

Money market mutual funds are valued using the amortized cost or penny rounding method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with GAAP and require the Plan's management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and loan fees are paid by the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

NOTE 3 – FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs in which little or no market data exists (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The table below represents fair value measurement hierarchy of the plan investment assets at fair value as of December 31:

	2010
	Level 1	Level 2	Level 3	Total
Mutual funds	$260,472,978	$-	$-	$260,472,978
Company stock fund	40,071,908	-	-	40,071,908
Collective trust fund	-	13,298,040	-	13,298,040
	$300,544,886	$13,298,040	$-	$313,842,926

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

	2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$211,447,952	$-	$-	$211,447,952
Company stock fund	37,227,369	-	-	37,227,369
Collective trust fund	-	13,806,258	-	13,806,258
	$248,675,321	$13,806,258	$-	$262,481,579

NOTE 4 – SIGNIFICANT INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31 are as follows:

	2010	2009
Company Stock Fund	$40,071,908	$37,227,369
Fidelity Managed Income Portfolio Trust Fund	(*)	13,806,258
Morgan Stanley, US Large Cap Growth	17,028,575	(*)
Spartan® U.S. Equity Index Fund	28,883,136	25,239,030
Fidelity Value Fund	18,748,950	15,171,861
Fidelity Diversified International Balanced Fund	(*)	14,181,893
Fidelity Retirement Government Money Market	(*)	18,834,550

Individual investments noted with a (*) above did not represent 5% or more, as defined, of the Plan’s net assets in 2010 or 2009.

The net appreciation in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) and interest and dividends for the year ended December 31, 2010 are as follows:

	Net Appreciation	Interest and Dividends
Money market funds	$-	$2,113
Common/collective trusts	-	172,103
Company stock fund	5,796,090	-
Mutual funds	28,459,197	4,818,932
	$34,255,287	$4,993,148

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, money market funds and guaranteed investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 15, 2003 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes. Based upon the Company’s employer identification number, the IRS began accepting new applications for determination letters in 2010.  The Plan has applied for, but has not received, a determination letter from the IRS stating that the restated Plan is designed in accordance with applicable sections of the IRC.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 1,111,481 and 1,191,118 shares of the Company stock fund at December 31, 2010 and 2009, respectively, with a fair value of $40,071,908 and $37,227,369, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. All transactions in Equifax Inc. common stock held within the Company stock fund qualify as party-in-interest transactions since Equifax Inc. is the Plan sponsor.

The Plan issues loans to participants, which are secured by the balances in the participants' accounts. These transactions qualify as party-in-interest transactions.

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS (Continued)

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2009, $3,450 was payable to participants who had requested distributions or withdrawals which were processed and approved for payment prior to year-end, but not paid until the following year. These amounts are recorded as liabilities on the Plan’s Form 5500, but are recorded when paid in the Plan financial statements. Also, fully benefit-responsive contracts are recorded on the Form 5500 at fair value but are recorded at contract value in the Plan financial statements. The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company as of December 31:

	2010	2009
Net assets available for plan benefits per the financial statements	$334,584,522	$282,850,668
Benefits payable	-	(3,450)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	108,126	(256,730)
Net assets available for plan benefits per Form 5500	$334,692,648	$282,590,488

The following is a reconciliation of total investment income and expenses per the Plan financial statements to the amounts reflected in the Form 5500 as filed by the Company for the Plan year ended of December 31, 2010:

Total investment and participant loan interest income per the financial statements	$39,566,534
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	108,126
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	256,730
Total investment income per Form 5500	$39,931,390

EQUIFAX INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

Total expenses per the financial statements	$29,030,726
Less: Adjustment for benefits payable at December 31, 2009	(3,450)
Total expenses per Form 5500	$29,027,276

NOTE 9 - SUBSEQUENT EVENTS

On October 4, 2010, Equifax Inc. acquired Anakam, Inc.  Effective March 31, 2011, the Anakam 401(k) Retirement Plan merged with Equifax’s Plan and approximately $714,000 in assets were transferred into the Equifax Plan.

EQUIFAX INC. 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

EMPLOYER IDENTIFICATION NUMBER: 58-0401110
PLAN NUMBER: 003
FORM: 5500
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	ABF	International Equity PA	N/A	$4,996,201
	Morgan Stanley Instl	U.S. Large Cap Growth	N/A	17,028,575
	Morgan Stanley Instl	Midcap Growth Adv	N/A	13,318,437
	Morgan Stanley Instl	Emerging Markets	N/A	8,532,897
	PIMCO	Total Return Instl	N/A	16,172,966
	RS Partners	Small Cap Blend	N/A	7,637,035
*	Equifax Inc.	Company Stock Fund	N/A	40,071,908
*	Fidelity	Real Estate	N/A	2,722,517
*	Fidelity	Equity Income	N/A	14,089,429
*	Fidelity	Fidelity Value Fund	N/A	18,748,950
*	Fidelity	Asset Manager	N/A	9,224,720
*	Fidelity	Low-Priced Stock	N/A	14,925,565
*	Fidelity	Asset Manager: Growth	N/A	8,495,414
*	Fidelity	Diversified International K	N/A	16,423,096
*	Fidelity	Freedom Income K	N/A	3,509,809
*	Fidelity	Freedom 2000 K	N/A	965,585
*	Fidelity	Freedom 2010 K	N/A	4,696,750
*	Fidelity	Freedom 2020 K	N/A	12,819,093
*	Fidelity	Freedom 2030 K	N/A	15,392,076
*	Fidelity	Freedom 2040 K	N/A	7,044,165
*	Fidelity	Freedom 2050 K	N/A	8,093,187
*	Fidelity	Freedom 2050	N/A	779
*	Fidelity	Retirement Government Money Market	N/A	15,586,989
*	Fidelity	Managed Income Portfolio	N/A	13,298,040
*	Fidelity	Spartan® US Equity Index	N/A	28,883,136
*	Fidelity	US Bond Index	N/A	11,165,607
				313,842,926
*	Participant Loans	Varying maturities and interest rates from 4.25% to 10.25%	N/A	6,598,439

	Total Investments Held at End of Year			$320,441,365

*	Party-in-interest to the Plan as defined by ERISA

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 10, 2011	By:	/s/Kent E. Mast
Kent E. Mast Corporate Vice President and Chief Legal Officer; Member of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm